October 4, 2023

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corporation Registration Statement on Form S-4 Filed August 14, 2023

File No. 333-273986

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated September 11, 2023, regarding the Registration Statement on Form S-4 (the “Registration Statement”), which was filed by Nocturne Acquisition Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on August 14, 2023.

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 1. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-4, filed August 14, 2023

Cover Page

1.	Comment: We note your disclosure that “Cognos will apply for listing, to be effective at the time of the Business Combination, of the Combined Company Common Stock on the Nasdaq...” We also note that conditional approval for listing on Nasdaq is a closing condition for the transactions. Please disclose whether you will file the initial listing application for the Combined Company prior to mailing the proxy statement to Nocturne shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus included as part of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Risk Factors

Overview, page 8

2.	Comment: You refer the reader to a Final Prospectus on Form 424(b)(4) filed on April 1, 2021. Please revise to clarify that you are referring to the Final Prospectus of the SPAC’s initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.

Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase public shares from public shareholders..., page 9

3.	Comment: We note your disclosure indicating that Nocturne’s officers and directors and/or their affiliates may engage in public market purchases, as well as private purchases, of your securities. Please provide your analysis on how such purchases will comply with Rule 14e-5, including whether the price offered in such purchases may be higher than the redemption price. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on pages 9 and 10 of Amendment No. 1 in response to the Staff’s comment. The Staff is advised that none of the Company’s officers, directors or their respective affiliates will engage in any public market or private purchases of the Company’s securities prior to the Special Meeting.

Risk Factors

The SEC has recently issued proposed rules to regulate special purpose acquisition companies…, page 14

4.	Comment: Please revise to update the risk disclosure since you did not complete an initial business combination by March 29, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Risk Factors

Nocturne shareholders will experience immediate dilution..., page 22

5.	Comment: We note your pro forma presentation of the ownership levels of the Combined Company immediately following the Business Combination here and elsewhere in the Form S-4 that includes an assumption for mid-point redemptions. Please tell us how you determined that this presentation is appropriate without also providing all of the presentation and disclosure requirements in Article 11-02 of Regulation S-X. In this regard, we did not note inclusion of this additional scenario in the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 126.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Company has provided a sensitivity analysis on the ownership interests under a range of redemption scenarios in the Risk Factors section. The ownership interests under the “mid-point redemption scenario” can be calculated as long as the maximum number of shares redeemed and the minimum number of shares redeemed are known, without the necessity to trace back to the pro forma financial information.

Article 11-02(a)(10) of Regulation S-X states that, if the transaction is structured in such a manner that significantly different results may occur, the registrant is to provide additional pro forma presentations which give effect to the range of possible results. However, Regulation S-X does not stipulate the number of results that should be presented. The Company believes its current presentation of a minimum redemption scenario and a maximum redemption scenario in the Unaudited Pro Forma Condensed Financial Information complies with Article 11-02 of Regulation S-X.

6.	Comment: Please include footnote disclosure to the table presented on page 23 to provide a description of how you calculated the additional 278,945 shares to include for Cognos stockholders. In this regard, we note from your disclosures on page 22 that there will be 230,872 shares underlying the Cognos Options and the 48,073 shares underlying the Cognos Warrants. Address this comment for all presentations included in the Form S-4.

Response: The Company acknowledges the Staff’s comment and has included footnote disclosure to the table to indicate how the additional 228,430 shares to include for Cognos stockholders were calculated on pages 23, 24, 55, 56 and 138 of Amendment No. 1 in response to the Staff’s comment. Such footnote disclosure explains that, based on a common exchange ratio of 0.30586 and the treasury method of accounting, a total of 181,567 shares of Combined Company Common Stock will be issued to the holders of 4,549,784 Cognos Options and a total of 46,863 shares of Combined Company Common Stock will be issued to the holders of 570,153 Cognos Warrants.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Risk Factors

Risks Related to the Domestication and the Business Combination

Nocturne shareholders will experience immediate dilution as a consequence of the issuance of Nocturne Common Stock..., page 22

7.	Comment: We note that your ownership table here and elsewhere in the registration statement reflects 291,262 shares of common stock being issued to a “service provider.” Similarly, we note your disclosure on page 131 regarding an adjustment to reflect “the issuance of 291,262 shares to one service provider as compensation for services provided.” Please identify the service provider, discuss the nature of the services provided and briefly explain why they are being compensated through an equity issuance rather than paid in cash. Please disclose whether these shares are subject to any lock-up period or if they will be immediately available for re-sale upon issuance.

Response: The Company acknowledges the Staff’s comment and has revised its footnote disclosures to the ownership tables on pages 23, 24, 55, 56 and 138 of Amendment No. 1 to specify that 291,262 shares are issuable to Maxim Partners as a portion of their success fee in connection with the consummation of the Business Combination in response to the Staff’s comment. In addition, the Company has revised its disclosure on page 143 of Amendment No. 1 in response to the Staff’s comment.

8.	Comment: We note that, assuming no further redemptions, Nocturne public shareholders are expected to hold a 16.1% stake in the Combined Company following the transactions. We also note your statement on page 126 that “[t]he aggregate number of Merger Consideration Shares will be based on a pre-money enterprise value of Cognos of $120,000,000 and a per-share valuation of $10.30.” We also note the valuations provided by Newbridge showing valuations of Cognos ranging between $124.4 million to $147.7 million. Here or elsewhere in the registration statement, please state the aggregate and per share implied valuation of this 16.1% stake based on each of (i) the $120.0 million valuation under the merger agreement, (ii) the $124.4 million valuation based on the Comparable Public Company Analysis in Newbridge’s fairness opinion and (iii) the $147.7 million valuation based on the Discounted Cash Flow Analysis in Newbridge’s fairness opinion.

Response: The Company acknowledges the Staff’s comment and has added the disclosures on page 23 of Amendment No. 1 to state the aggregate and per share implied valuation of the 16.2% stake based on each of (i) the $120.0 million valuation under the Merger Agreement, (ii) the $124.4 million valuation from the Newbridge fairness opinion and (iii) the $147.7 million valuation from the Newbridge fairness opinion, each in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

9.	Comment: Please revise to define the term “Maximum Contractual Redemptions” after the first instance the term is used.

Response: The Company acknowledges the Staff’s comment and has added the definition of the term “Maximum Contractual Redemptions” on page 23 of Amendment No. 1 in response to the Staff’s comment.

We may not be able to complete the Business Combination should the Business Combination be subject to any potential review..., page 23

10.	Comment: We note your statement that “[b]oth the Company and our Sponsor are businesses formed in the United States and under the laws of a U.S. jurisdiction.” Please clarify that Nocturne is currently a Cayman Islands exempted company and will not be a business formed under the laws of a U.S. jurisdiction until the domestication to Delaware is completed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.

How has the announcement of the Business Combination affected the trading price of the public shares?, page 52

11.	Comment: Please revise to balance your disclosure by clarifying that there is no assurance that the trading prices of Nocturne’s securities will continue to be “trending upwardly.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

What will Cognos shareholders receive in the Business Combination?, page 52

12.	Comment: Revise to disclose the approximate number of shares of Nocturne common stock that Cognos shareholders will receive in the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

What equity stake will current Nocturne shareholders and Cognos shareholders hold in the Combined Company immediately after the Closing?, page 53

13.	Comment: Please clarify if the figures in these tables reflect the issuance of one-tenth (1/10) of one ordinary share for each public right upon consummation of the Business Combination. Please also disclose the impact of any other significant source of dilution, including any convertible securities or loans retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has (i) added footnote disclosure to the tables on pages 23, 24, 55, 56 and 138 of Amendment No. 1 to clarify that the figures in such tables reflect the issuance of one-tenth (1/10) of one ordinary share for each public right upon consummation of the Business Combination and (ii) revised the disclosure on pages 23, 24, 55, 56 and 138 of Amendment No. 1 to disclose the impact of other significant sources of dilution, which sources include the Cognos Options and the Cognos Warrants, each in response to the Staff’s comment.

Questions and Answers

What happens to the funds deposited in the trust account after completion of the Business Combination?, page 54

14.	Comment: We note your statement that “After completion of the Business Combination, the funds in the trust account will be used to pay holders of the public shares who exercise redemption rights and, after paying the redemptions, a portion will be used to pay, as well as to pay transaction expenses incurred in connection with the Business Combination, including deferred IPO underwriting fees to Nocturne’s underwriters and for working capital of the Company and its subsidiaries and general corporate purposes of the Company and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of the Company and its subsidiaries.” Please clarify who will be paid with a portion of the funds. Please also clarify if you currently intend to use a portion of the funds in the trust account to reduce indebtedness or liabilities of Nocturne. If so, please specify which indebtedness you intend to repay. Finally, please provide an estimate of how much cash from the trust account you expect to remain available for working capital or general corporate purposes after taking into account all anticipated payments in connection with the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers About the Special Meeting

What interests do Nocturne’s current officers and directors have in the approval of the Proposals and the Business Combination?, page 56

15.	Comment: Revise to expand this Question & Answer by briefly describing the interests that you refer to here.

Response: The Company acknowledges the Staff’s comment and has revised the Q&A and related response beginning on pages 59 and 60 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

16.	Comment: Please highlight the risk that Nocturne’s Non-Redeeming Sponsor-Related Shareholders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the Q&A and related response beginning on page 60 of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers About the Special Meeting

How are the funds in the trust account currently being held?, page 61

17.	Comment: The response to this question appears limited to a description of proposed regulations. Please revise to include a description of how the funds in the trust account are currently being held. Please also update your risk factor disclosure regarding the possibility that you may be deemed to be an investment company under the Investment Company Act of 1940 to discuss how the funds in the trust account are currently being held and how this impacts such risk. In this regard, we note your disclosure on page 141 that “As of August 4, 2023, Nocturne has at least twenty million and eight hundred thousand dollars ($20,800,000) in its trust account with Continental Stock Transfer & Trust Company (“Continental”), with such funds invested in United States government securities or in money market funds...” and your disclosure on page F-7 that “In order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the Investment Company Act of 1940, as amended (as further described in the March Proxy Statement), the Company has instructed Continental to liquidate the Company’s investments in money market funds invested primarily in U.S. government treasury securities and thereafter to hold all funds in the trust account in cash or in U.S. government treasury securities.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 48, 49 and 65 of Amendment No. 1 in response to the Staff’s comment.

18.	Comment: Here or elsewhere in the Questions and Answers, please state the per share value a redeeming holder would receive based on the current value of the trust account.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Summary, page 64

19.	Comment: Here or elsewhere in the Registration Statement, please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the Company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 69 and 70 of Amendment No. 1 in response to the Staff’s comment.

20.	Comment: We note that the audit opinions for Nocturne and Cognos includes paragraphs related to substantial doubt about the ability of Nocturne and Cognos, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the Summary section.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 70 of Amendment No. 1 in response to the Staff’s comment.

21.	Comment: Please expand on your summary description of Cognos to note, as discussed in the risk factors section and elsewhere in the Registration Statement, that Cognos has a limited operating history, currently has no products approved for commercial sale and has not generated any significant revenue from product sales to date.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 70 of Amendment No. 1 in response to the Staff’s comment.

Summary

Other Agreements Related to the Merger Agreement

Sponsor Forfeiture Agreement, page 67

22.	Comment: Please revise your description of the Sponsor Forfeiture Agreement to briefly explain how the number of founder shares to be forfeited after a waiver of the Minimum Cash Amount requirement would be calculated rather than referring to a calculation made in accordance with the Sponsor Forfeiture Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 74 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Summary

Independent Director Oversight, page 69

23.	Comment: We note your reference to a “special committee of the Nocturne Board, consisting only of individuals who were uninterested in this potential business combination transaction and any other potential business combination transactions.” Please clarify which members of the Nocturne Board constituted the special committee and describe the potential conflict of interest that applied to other members of the Board. In this regard, we note that the “Background of the Business Combination” section only appears to refer to a special committee formed in connection with the evaluation of Company B, a developer of semiconductor chips designed for bitcoin mining, in which one of the Executives of Nocturne has a controlling interest. Your revised disclosure should be clear if a separate special committee was formed, met separately, or negotiated or approved the transaction. If not, please clarify the role this committee played in the transaction process.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on page 75 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully notes that the special committee was formed only to evaluate a potential business combination with Company B because potential conflicts of interests applied to certain members of the board with respect to a possible transaction with Company B. Once it became clear that Company B was not a viable target company for the Company to pursue, the special committee ceased operating as a separate committee and subsequent evaluations of potential target businesses were performed by the full board.

Interests of Certain Persons in the Business Combination, page 75

24.	Comment: For each of the interest that may expire worthless if an initial business combination is not completed by October 5, 2023, please revise to clarify whether such provision may be extended if the deadline to complete an initial business combination is extended.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 1 in response to the Staff’s comment. Such revised disclosure clarifies that the interests may expire worthless if a business combination is not consummated by the SPAC Deadline, which has been extended to December 5, 2023, and may be extended to January 5, 2024 if the Nocturne Board elects to exercise the third of three one-month extensions that were approved by Nocturne’s shareholders at the April 3, 2023 extraordinary general meeting.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Background of the Business Combination

Negotiation Process with Candidates Other Than Cognos, page 85

25.	Comment: Please revise your disclosure regarding the elimination of potential business combinations with Companies A, B, C, D and E to provide the date on which such discussions were terminated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on pages 91 and 92 of Amendment No. 1 in response to the Staff’s comment.

Background of the Business Combination

Negotiation Process with Cognos, page 86

26.	Comment: We note your statement that the Cognos LOI reflected “a pre-money enterprise value range for Cognos of approximately $120 million.” Please revise this section to disclose how the parties arrived at this valuation, including the methodology employed in reaching the valuation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 92 and 93 of Amendment No. 1 in response to the Staff’s comment.

27.	Comment: With respect to the negotiations that occurred between July 7, 2022 and July 20, 2022, please specify the transaction share prices or range of share prices that were included in the negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 of Amendment No. 1 in response to the Staff’s comment.

28.	Comment: Please briefly summarize the material terms of the September 2, 2022 draft of the Merger Agreement, including any provisions regarding the pre-money enterprise value range for Cognos or transaction share price. Please include similar descriptions for subsequent drafts of the Merger Agreement described in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on pages 94, 95 and 96 of Amendment No. 1 in response to the Staff’s comment.

29.	Comment: Please revise the background section to discuss the redemptions of 9,515,920 Public Shares in October 2022. Please explain the circumstances that lead to these redemptions and what impact the redemptions had on the negotiations with Cognos.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 95 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Opinion of the Company’s Financial Advisor, page 91

30.	Comment: We note the disclosure that Newbridge reviewed a financial model of Cognos with historical and future financial projections (including potential timing of U.S. FDA approval of its lead product, a commercialization and sales schedule, clinical development budget, and certain capital raise assumptions) provided by Cognos’ management team to projections provided by management that Newbridge reviewed to render its fairness opinion. Please revise to describe the historical and future financial projections provided by management that Newbridge reviewed to render its fairness opinion.

Response: The Company acknowledges the Staff’s comment and has added the disclosure beginning on page 102 of Amendment No. 1 in response to the Staff’s comment.

31.	Comment: We note your statement that the full text of Newbridge’s fairness opinion is included as Annex F to the Registration Statement. However, Annex F appears to be blank. Please revise to include a copy of the full opinion.

Response: The Company acknowledges the Staff’s comment and has included a copy of the full opinion as Annex F to Amendment No. 1.

Opinion of the Company’s Financial Advisor

Comparable Public Company Analysis, page 93

32.	Comment: We note your disclosure regarding the criteria used to select comparable companies. Please state whether, and if so, why, Newbridge excluded any companies meeting the selection criteria from the analyses.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 100 of Amendment No. 1 in response to the Staff’s comment.

Opinion of the Company’s Financial Adviser

Precedent Transaction Company Analysis, page 94

33.	Comment: Please disclose the number of precedent transactions used to calculate the median Implied Equity Value of $124.4M. Please also disclose the specific transaction values used or the overall range of values. Please state whether, and if so, why, Newbridge excluded any precedent transactions meeting the selection criteria from the analyses.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 101 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Opinion of the Company’s Financial Adviser

Discounted Cash Flow Analysis, page 94

34.	Comment: We note your disclosure that “Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Cognos for the fiscal years of 2023 through 2032.” We note that the Financial Projections prepared by the Cognos management team do not appear to be disclosed here or elsewhere in the Registration Statement. We also note your statement that “Newbridge applied a discount rate of 17.0% and a Terminal Value Based on Growth in Perpetuity rate of 1.0%.” Please explain how Newbridge arrived at these assumptions.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 102 of Amendment No. 1 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 99

35.	Comment: We note your disclosure that “Nocturne intends for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code.” However, it does not appear that your disclosure expresses a conclusion as to whether or not the Domestication will qualify as a reorganization. Please revise your disclosure to express a conclusion for this and each other material federal tax consequence of the transactions. In this regard, a description of the law or a statement regarding the intended tax consequence is not sufficient. Additionally, as the tax-free nature of the transaction is material to investors, please file a tax opinion of counsel. Please refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 13, 14, 71 and 111 of Amendment No. 1 in response to the Staff’s comment. The Company expects to include a tax opinion of counsel in a subsequent amendment to the Form S-4.

36.	Comment: We note your statement on page 102 that “A U.S. holder that, on the date of the Domestication, beneficially owns (actually and/or constructively) Nocturne Ordinary Shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount” in income.” Please revise your disclosure or opinion to explain why this tax consequence only “generally should not” be required and why you cannot give a “will not” opinion. Please describe the degree of uncertainty in the opinion. Please also include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 113 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully notes that the disclosure includes “should” language with respect to the tax consequences because there is no legal authority directly on point.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

37.	Comment: We note your statement on page 103 that “Based on the composition of its income and assets, Nocturne believes that it is likely that it was a PFIC for U.S. federal income tax purposes for the fiscal years ended December 31, 2021 and December 31, 2022 and that, as a result of the Domestication, it will be a PFIC for the fiscal year ended December 31, 2023.” Please include risk factor disclosure regarding your belief that it is likely you were a PFIC for 2022, 2021 and will be a PFIC for 2023, and the potential material tax consequences to investors.

Response: The Company acknowledges the Staff’s comment and has added the relevant risk factor on page 114 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully notes that the potential material tax consequences to investors are already included on pages 113, 114 and 115 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 126

38.	Comment: We note your disclosures regarding potential PIPE Investment, Note Investment or bridge financing that may occur subsequent to the most recent balance sheet date and prior to or in connection with the Closing. Please note that any such financing transaction are to be included in your pro forma presentation in accordance with Article 11-01(a)(8) of Regulation S-X. Please confirm that you will revise your presentation to the extent that any such transactions are consummated or are probable.

Response: The Company acknowledges the Staff’s comment and respectfully notes that, in accordance with Article 11-01(a)(8) of Regulation S-X, the Unaudited Pro Forma Condensed Financial Information reflects the Company’s bridge financing relating to the issuance of notes that occurred subsequent to the most recent balance sheet date but prior to the filing of the Registration Statement, as disclosed on pages 138 and 143 of Amendment No. 1.

At this point in time, the Company has not entered into any agreement with regards to a PIPE Investment or Note Investment, and thus the pro forma financial statements do not currently reflect any such agreements. The Company will include such agreements in the pro forma financial statements in accordance with Article 11-01(a)(8) of Regulation S-X in the event an agreement has been consummated or is considered probable.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

39.	Comment: We note your disclosure that the aggregate number of Merger Consideration Shares is subject to certain adjustments with respect to Cognos’ net indebtedness and transaction expenses at closing, but you have not reflected any adjustments in the pro formas. Please either expand your disclosures to specifically state that no such adjustments are required based on the current financial information available or provide the calculation showing the adjusted consideration amount and reflect the adjusted amount in the pro forma presentation. Refer to Article 11- 02(a)(11)(ii)(A) of Regulation S-X for guidance. Also address this comment throughout the document where the pro forma number of shares are included.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 137 of Amendment No. 1 in response to the Staff’s comment. Such disclosure explains that the unaudited condensed pro forma financial information does not reflect an adjustment to the Merger Consideration Shares because neither Net Indebtedness nor Company Transaction Expenses, as such terms are defined in the Merger Agreement, are expected to be over $6 million based on the current financial information available. Under the Merger Agreement, “Closing Net Indebtedness Adjustment” is defined as “the excess, if any, of the Net Indebtedness over $6 million (or over such other amount as Nocturne and the Company may mutually agree in writing)” and “Closing Transaction Expense Adjustment” is defined as “the excess, if any, of the Company Transaction Expenses over $6 million (or over such other amount as Nocturne and the Company may mutually agree in writing).” Therefore, under the Merger Agreement no such adjustment is required.

40.	Comment: Please expand your discussion here or in a footnote to the pro forma financial statements to state the number of shares of the Combined Company’s Common Stock that will underlie the Cognos warrants and stock options, along with a footnote to the table summarizing the number of shares of Common Stock outstanding subsequent to the Business Combination. Also provide a discussion of the material terms of the warrants and stock options and the accounting implications of the conversion, including the Common Exchange Ratio.

Response: The Company acknowledges the Staff’s comment and has (i) included footnote disclosure to the tables on pages 23, 24, 55, 56 and 138 and (ii) added the disclosure on page 138 of Amendment No. 1, each in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

41.	Comment: We note that there are at least two conditions required to be met for the merger to close: (1) the minimum cash condition of $10 million, and (2) $5,000,001 of net tangible assets. Please expand your disclosures to address both conditions. To the extent that one or both of these conditions are not met for either of the scenarios presented, explain how you intend to address these required conditions and/or provide a fulsome explanation of the consequences of not meeting the corresponding condition to the transaction, Nocturne’s business and Nocturne’s shareholders. In this regard, we note that pro forma cash for the maximum contractual redemptions is less than $10 million and total stockholders’ equity is less than $5,000,001. Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 to address both conditions and describe the consequences of not meeting each condition in response to the Staff’s comment.

The Company respectfully notes that the maximum number of Public Shares that may be redeemed under the “contractual maximum redemption scenario” currently satisfies both conditions, as further described below.

The Minimum Cash condition in the Merger Agreement requires that the Nocturne Cash on Hand shall in no event be less than $10 million. “Nocturne Cash on Hand” is defined in the Merger Agreement as “as of immediately prior to the Closing (and for the avoidance of doubt, after giving effect to any PIPE Investment, any Note Investment and the Nocturne Share Redemptions), an aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account, less amounts required for the Nocturne Share Redemptions, plus (b) the aggregate proceeds received by Nocturne from any PIPE Investment and any Note Investment. For the avoidance of doubt, Nocturne Cash on Hand shall be net of Nocturne Transaction Expenses, and shall not include any cash contributions to Nocturne from the Company.” Although the Combined Company’s cash is less than $10 million under the “maximum contractual redemption scenario,” the Minimum Cash condition is still satisfied because the calculated Nocturne Cash on Hand, based on the definition in the Merger Agreement, is above $10 million. The difference arises because the Combined Company’s cash is calculated after the Company Transaction Expenses have been paid.

In addition, the Net Tangible Asset condition in the Merger Agreement requires that Nocturne, not the Combined Company, shall have at least $5,000,001 of net tangible assets after the redemptions of Nocturne Public Shares. The Company believes that Nocturne will still meet such condition under the “maximum contractual redemption scenario.”

42.	Comment: Please disclose the terms of the Sponsor Forfeiture Agreement and address Cognos’ option to waive the minimum cash condition. For any scenario presented that does not meet the minimum cash condition, ensure your pro forma presentation gives effect to the full range of possible results (i.e., Cognos exercising its option and also not exercising its option) along with the corresponding impact. In this regard, we note that if Cognos does exercise its option to waive the minimum cash condition, the Sponsor would forfeit and surrender certain of its shares and in turn additional Public Shares may be redeemed. Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully notes the existing disclosure of the terms of the Sponsor Forfeiture Agreement on pages 88, 139, 140, 149 and 150 of the Registration Statement, which disclosure also provides that the maximum number of Public Shares that may be redeemed under the “contractual maximum redemption scenario” currently satisfies the Minimum Cash condition. In addition, the Minimum Cash condition is also satisfied under the “mid-point redemption scenario” and “minimum redemption scenario.”

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

43.	Comment: Please include footnote disclosures to the table summarizing the pro forma number of shares of Common Stock outstanding following the consummation of the Business Combination under both scenarios presented to clearly explain how the number of shares presented was calculated or determined.

●	For the Cognos stockholders, explain how the number of shares was calculated based on the stated $120 million pre-money enterprise value and the per-share valuation of $10.30. Also reconcile the number of shares disclosed in the table to the stated aggregated stock consideration to be distributed to Cognos shareholders (inclusive of shares to be received by Maxim Partners of 291,262, but exclusive of shares issued in connection with the Closing pursuant to the bridge convertible notes), option holders and warrant holders of 11,650,485. Explain why the 11,650,485 shares for the merger consideration excludes shares for the bridge convertible notes.

●	For the Nocturne Public Shareholders and the Initial Stockholders and related parties, explain how the number of shares reflected were determined in comparison to the issued and outstanding shares as of the most recently presented balance sheet. As part of this disclosure, provide an explanation for how the Rights have been reflected.

Also address this comment throughout the document where the pro forma number of shares to be held is included.

Response: The Company acknowledges the Staff’s comment and has added footnote disclosure to the tables on pages 23, 24, 55, 56 and 138 of Amendment No. 1 explaining how the pro forma number of shares of Common Stock outstanding following the consummation of the Business Combination was calculated in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Anticipated Accounting Treatment, page 127

44.	Comment: Regarding the discussion of the Assuming Maximum Contractual Redemptions scenario, please expand your disclosures to explain what will occur if more than 462,716 Public Shares are requested for redemption.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 88, 139 and 150 of Amendment No. 1 to explain what will occur if more shares are requested for redemption in response to the Staff’s comment.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 131

45.	Comment: For adjustment (E), please provide a discussion of the issuance of 291,262 shares to one service provider, including what the services were for, how the number of shares were determined, what the value of those shares are, and how the related compensation is reflected in the historical financial statements, including a specific reference to the corresponding footnote disclosure, and/or the pro forma financial statements. In this regard, we note your disclosures on page 109. Finally, explain why these shares are separately presented in the table on page 127 rather than included in the Cognos stockholders line.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 143 in response to the Staff’s comment. The Company has revised the table on page 138 such that these shares are included in the Cognos stockholders line.

46.	Comment: For adjustment (F), please provide the material terms of the Bridge loan along with the number of shares the loan will be converted into and whether these shares have been reflected in the table on page 127.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Company no longer has adjustment (F) to reflect the proceeds from the issuance of the Bridge Loan in Amendment No. 1 because the proceeds from the issuance of the Bridge Loan have been reflected in Cognos’ historical financial statements as of June 30, 2023.

47.	Comment: For adjustment (G), please expand your disclosure to address the conversion of Cognos’ debt into shares of common stock, including whether any gains or losses on extinguishment will be recognized. Also, address the inconsistency between the cash adjustment of $200,000 and the disclosed cash portion of the settlement of $200 million.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 143 of Amendment No. 1 in response to the Staff’s comment. The Company also respectfully notes that the cash adjustment of $200,000 in the unaudited pro forma condensed combined balance sheet is consistent with the disclosed cash payment of $200,000 for adjustment (G).

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

48.	Comment: For adjustment (I), please expand your disclosure to clarify the number of shares of common stock Nocturne’s related party promissory notes and advances will convert into and how these shares have been reflected in the table on page 127.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 144 of Amendment No. 1 in response to the Staff’s comment.

49.	Comment: For adjustment (J), please expand your disclosure to include the number of shares of common stock that will be issued to settle Nocturne’s Rights Shares and how these shares have been reflected in the table on page 127.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on page 144 of Amendment No. 1 in response to the Staff’s comment.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 137

50.	Comment: Please expand your presentation on page 138 to provide the disclosures required by ASC 260-10-50-1 for the basic and diluted per-share computations for each period presented. Refer to Article 11- 02(a)(9) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has provided the disclosures required by ASC 260-10-50-1 and Article II – 02(a)(9) of Regulation S-X on page 151 of Amendment No. 1 that are required by ASC 260-10-50-1 for the basic and diluted per-share computations for each period presented in response to the Staff’s comment.

Related Party Promissory Notes, page 148

51.	Comment: We note that you had an outstanding balance of $2,579,979 under the Promissory Notes as of March 31, 2023 and that such balances are repayable at the closing of the Business Combination. Please clarify the expected treatment of these loans. In this regard, we note your pro forma financial statements include a footnote for an adjustment that “Represents the conversion of Nocturne’s related party promissory notes and advances into shares upon consummation of the Business Combination.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 163 of Amendment No. 1 to clarify the expected treatment of the loans, which is that they will be converted into shares upon consummation of the Business Combination, in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Certain Relationships and Related Transactions

Advances from Related Party, page 149

52.	Comment: We note your disclosure that “The Company’s advance from related parties for working capital purposes was $1,735,050 and $1,040,050 as of March 31, 2023 and December 31, 2022, respectively. The advance is non-interest bearing and is due on demand.” Please revise your disclosure to name the related party or parties who have provided these advances. Please clarify what source or sources the Company intends to use to repay these advances. If these advances were provided pursuant to a written agreement, please file such agreement as an exhibit to the Registration Statement or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on page 226 of Amendment No. 1 in response to the Staff’s comment.

Nocturne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Going Concern, page 155

53.	Comment: Please expand your disclosures to provide an analysis of your liquidity for fiscal year ended 2022 and the interim periods presented in addition to 2021 and the period October 28, 2020 to December 31, 2020.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 170 of Amendment No. 1 in response to the Staff’s comment.

Information About Cognos

Key Advantages of SINNAIS, page 162

54.	Comment: We note your disclosure which describes the technological advantages of SINNAIS that you believe will allow it “to deliver not only safer and better clinical outcomes, but also a significantly improved patient experience.” Please revise to balance your presentation in this section to make clear that you have not completed your clinical trials and your products have not been approved for commercial sale.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 176 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

55.	Comment: We note your reference to “[t]hird-party studies and supporting clinical data” finding benefits of metronomic delivery. Please provide citation to the specific studies or clinical data supporting these benefits.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 177 of Amendment No. 1 in response to the Staff’s comment.

Information About Cognos, page 165

56.	Comment: We note your statement that “[yo]ur goal for the twenty-four months after the closing of the Business Combination is to have a standalone pump that has received PMA approval for drug delivery and an FDA-approved IND for the study of metronomic delivery of methotrexate for treatment of LC.” You also state that you are “currently preparing a PMA application for SINNAIS as a Class III pump indicated for infusion of Infumorph, a pain medicine, and expect to submit the application to the FDA in the fourth quarter of 2025.” Please reconcile your goal to receive PMA approval within twenty-four months after the closing of the Business Combination with your intention to submit the PMA application in the fourth quarter of 2025.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 179 of Amendment No. 1 in response to the Staff’s comment.

57.	Comment: We note your statement that you are “initially focusing on SINNAIS for treatment of LC but believe that the device may also have potential to deliver neuroleptics locally to treat neurodegenerative diseases and mental illness, such as Alzheimer’s, Parkinson’s, and multiple sclerosis.” Please expand on this statement to explain the basis for your belief that SINNAIS may have potential to treat these diseases.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 181 of Amendment No. 1 in response to the Staff’s comment.

58.	Comment: We note your statement that you are “working on pre-clinical proof of concept animal studies of SINNAIS for delivery of tacrolimus, and if successful, plan to proceed to additional animal studies and eventually a Phase II in-human trial.” Please disclose the current status of these pre-clinical proof of concept animal studies.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 181 of Amendment No. 1 in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

59.	Comment: We note the disclosure that the SINNAIS pump includes layers of silicon and titanium. Please disclose whether you are substantially dependent on certain third-parties for your raw materials. Also revise to clarify whether you have agreements in place with Fraunhofer Institute and Philips Electronics Nederland B.V.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 182 of Amendment No. 1 in response to the Staff’s comment.

Market Opportunity, page 167

60.	Comment: We note your disclosure regarding the total addressable market. We further note that you are planning to seek regulatory approval in the United States. Please revise to disclose the countries or jurisdictions of the addressable market that you refer to in the first paragraph of this section.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 181 of Amendment No. 1 in response to the Staff’s comment.

Corporate Governance

Composition of the Board of Directors, page 190

61.	Comment: We note that the proposed Certificate of Incorporation will provide for a classified board. Please include specific risk factor disclosure regarding the classified board.

Response: The Company acknowledges the Staff’s comment and has added (i) disclosure on page 6 in the Summary of Risk Factors section and (ii) a risk factor on page 21 of Amendment No. 1, each in response to the Staff’s comment.

Description of Securities

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 201

62.	Comment: We note your statement that “Following the Business Combination, each public right will entitle the registered holder to purchase one share of Combined Company Common Stock at a price of $11.50 per share, in accordance with the terms of the rights agreements governing the public rights, and will be freely tradable.” Elsewhere you note that each holder of a public right “will receive one-tenth (1/10) of one ordinary share upon consummation of the Business Combination” Please revise or clarify the reference to a $11.50 per share exercise price.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 216 and 217 of Amendment No. 1 to delete the reference to a price of $11.50 per share in response to the Staff’s comment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

Comparison of Shareholder Rights, page 209

63.	Comment: We note your statement that “Nocturne renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in any business opportunities that may be a corporate opportunity for both Nocturne and its management.” Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 167 of Amendment No. 1 in response to the Staff’s comment.

Cognos Therapeutics, Inc. Financial Statements

15. Subsequent Events, page F-57

64.	Comment: Please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a). Also address this in your interim financial statements.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages F-58 and F-76 of Amendment No. 1 in response to the Staff’s comment.

Exhibit Index

Exhibit 23.1, page II-4

65.	Comment: Please request Marcum LLP to provide a dated consent with the next amendment.

Response: The Company acknowledges the Staff’s comment and confirms that Marcum LLP has provided a dated consent with Amendment No. 1 in response to the Staff’s comment.

Exhibit Index, page II-4

66.	Comment: Please revise your Exhibit Index to include an opinion of counsel as to the legality of the securities being registered. Please refer to Item 601(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it expects to include the opinion of counsel in a subsequent amendment to the Form S-4.

General

67.	Comment: The website for Cognos does not appear to be operational. Please advise.

Response: The Company acknowledges the Staff’s comment and confirms that the website for Cognos is now operational.

*      *      *      *      *

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

October 4, 2023

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Henry Monzon (Nocturne Acquisition Corporation) Yang Wang (Dechert LLP)